

Mail Stop 3720

September 3, 2009

Mr. Richard G. Lindner
Senior Executive Vice President and Chief Financial Officer
AT&T, Inc.
208 S. Akard St.
Dallas, Texas, 75202

>   **Re: AT&T, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 25, 2009**
>
>   **Forms 10-Q for the Quarterly Periods Ended March 31 and June 30, 2009**
>   **File No. 1-8610**

Dear Mr. Lindner:

        We have reviewed your supplemental response letter dated August 14, 2009 as well as your filing and have the following comments. As noted in our comment letters dated May 18 and July 10, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2008

Asset Valuation and Impairments, page 20

1.   We note your response to comment one in our letter dated July 10, 2009. Please provide us with your proposed disclosure.

2.   We note your response to comment two in our letter dated July 10, 2009. Please provide us with the proposed disclosure with the actual numbers used to determine the fair value of your wireless licenses during the fourth quarter of 2008.

        Further, please respond to the following regarding the conceptual information that was provided in your response as opposed to the quantitative and qualitative descriptions that were requested. Your response is too general. The staff realizes that disclosure in future filings may differ.

       a. Please tell us and disclose the date for your annual impairment test in the fourth quarter.

       b. Please discuss in detail your rationale for anticipating growth to more than 40% as stated in the second paragraph of your response. Given your disclosure on page 18 of Form 10-K for December 31, 2008 that you face substantial and increasing competition in all aspects of your wireless business, we would have expected a more conservative growth factor and. perhaps, less reliance on historical growth patterns. We also note that this was not your only disclosure regarding increased competition.

       c. Please provide your basis for forecasting churn to stay consistent with industry leading churn. Please define "industry leading churn."

       d. Please provide a more detailed discussion of how the various factors discussed in the third paragraph of your response were actually utilized in your impairment analysis.

       e. Tell us how you determined the terminal value.

       f. Tell us the x% decrease in the fair value of the licenses that would still permit the fair value to exceed the carrying value.

We may have further comments.

Note 4. Segment Information, page 47

3.   We note your response to comment three in our letter dated July 10, 2009. As we previously stated, the information presented to your chief operating decision maker as of December 2008 that you provided to us clearly shows that the business units presented on the Bates numbered page 00010 are each separate segments under SFAS 131. In this regard, we note the separate presentation of Northeast Wireless, Southeast Wireless, Central Wireless, West Wireless, Consumer Markets (Wireline), EBS, Wholesale, Regional Business Markets, Network Services and Operations Support, Advertising Solutions, International, Sterling and Customer Information Services/Other. With respect to Network Services and Operations Support, if it can engage in business activities from which it could earn revenues, then it would be considered an operating segment as contemplated by paragraphs 79-80 of SFAS 131 (for example, if they charged the other components of your enterprise for services provided). We believe that each of these components constitute an operating segment as discrete financial information is presented to your chief operating decision maker on a monthly basis. Since you have not shown us how the above operating segments can be aggregated under paragraph 17 of SFAS 131, please revise your financial statements.

Note 6. Goodwill and Other Intangible Assets, page 50

4.   We note your response to comment four in our letter dated July 10, 2009. Based on our comment above, please perform your 2008 impairment testing using reporting units that are at the operating segment level or one level below an operating segment (referred to as a component) and tell us the results of such testing.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

5.   We note your disclosure on page 18 that you had higher interest during construction that was primarily related to preparing wireless spectrum for advanced services and was higher in 2009 due to the acquisition of significant amounts of spectrum for advanced services late in the first quarter of 2008. Further, we note the disclosure in your Consolidated Statements of Cash Flows that interest during construction was $368 and capital expenditures were $7,036 for the six months ended June 30, 2009 and $257 and $9,320, respectively for the six months ended June 30, 2008. Please provide us with an analysis of your capitalized interest and tell us how you are determining the amount of interest to be capitalized and how you are amortizing the capitalized interest. If you capitalize interest related to wireless licenses, tell us your rationale under the accounting literature for capitalizing the interest expense incurred while preparing wireless spectrum for advanced services. Tell us in detail about the processes that are performed and show us how you have capitalized the interest.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                                Sincerely,

                                                                Larry Spirgel
                                                                Assistant Director